FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

Prothena Corporation plc

77 Sir John Rogerson’s Quay, Block C

Grand Canal Docklands

Dublin 2, D02 T804, Ireland

June 26, 2019

Via EDGAR Transmission and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, DC 20549

Attention:	Frank Wyman
Tabatha McCullom

Re:	Prothena Corporation plc
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 26, 2018
Form 10-Q for the Quarterly Period Ended September 30, 2018
Filed November 6, 2018
File No. 001-35676

Ladies and Gentlemen:

Prothena Corporation plc (the “Company” or “Prothena”) submits this letter in response to further comments received by letter dated May 29, 2019 from the Staff of the Securities and Exchange Commission (the “Staff”). A courtesy copy of this letter is being submitted to the Staff by overnight delivery.

Each of the Staff’s comments is reproduced below in bold. The Company’s response follows each such Staff comment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Master Collaboration Agreement by and between Prothena Biosciences Limited (“Prothena”) and Celgene Switzerland LLC (“Celgene”) dated March 20, 2018 (the “Agreement”) to which the Staff’s comments relate.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Item 1. Financial Statements (unaudited)

Notes to the Condensed Consolidated Financial Statements

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

Confidential Treatment Requested by Prothena Corporation plc

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8. Significant Agreements

Celgene Collaboration Agreement, page 18

1.

It appears that your response may not have fully addressed prior comment 4 in two ways. First, that comment asked if your disclosure had an inconsistency because your disclosure states that a material right exists, but it also states there is no performance obligation at the inception of the contract. Because ASC 606-10-55-42 states that a material right is a performance obligation those statements appear to be in conflict. For clarity, we confirm that our comment relates to the material right, not the goods or services that Celgene can purchase by exercising the option. Second, it is not clear from that response and your disclosure how many material rights exist. Please provide additional explanation and propose revisions to your disclosure to clarify.

Company Response:

Under ASC 606-10-55-42, an option to acquire additional goods and services gives rise to a performance obligation if the option provides a material right to the customer that it would not receive without entering into that contract. If the option provides a material right to the customer, the customer in effect pays the entity in advance for future goods or services, and the entity recognizes revenue when those future goods or services are transferred or when the option expires.

The material right is the performance obligation, not the goods or services that the customer can purchase by exercising the option.

The FASB-IASB Joint Transition Resource Group for Revenue Recognition agreed that an entity would not account for the goods or services underlying a customer option as a performance obligation because the entity does not have any enforceable rights regarding those goods or services (see TRG 11-15.48).

Under the Agreement, there are a total of six independently exercisable options including the US Right and the Global Right to acquire a US License and a Global License, respectively, and rights to certain development services (following exercise of the US Right and the Global Right) for each of the three programs. Under ASC 606, these options are material rights and, therefore, are performance obligations. For each program, Celgene can exercise the US Right without exercising the Global Right; however, exercise of the Global Right is dependent on prior exercise of the US Right for that program. Nonetheless, a separate purchasing decision must be made for each of these options and they convey licenses with different attributes upon exercise (i.e., as to geography and program). Therefore, the Company believes each option should therefore be accounted for separately in a similar manner as illustrated in Example 61B of ASC 606 and that they should not be combined.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

Confidential Treatment Requested by Prothena Corporation plc

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To clarify disclosures in its future filings, the Company plans to revise descriptions in the notes to its consolidated financial statements (bolded and underlined language are additions to the previous disclosure) as shown in Exhibit A attached to this letter.

2.

As a follow-up to prior comment 2, please reconcile for us the transaction economics to your assertion that there are no implied promises for you to provide research and development services or to use best efforts to file an IND. For example, it appears that Celgene has no ability to realize the value of its nonrefundable $110 million upfront payment absent further research and development, which it appears Celgene is prohibited from performing or directing prior to the exercise of its options, which cannot occur until you file an IND.

Company Response:

The Company respectfully advises the Staff that, as the Company stated in its February 29, 2019 response, at a fundamental level, the transaction reflected in the Agreement are options – secured by a nonrefundable upfront payment (of $100 million and $10.2 million premium on the ordinary shares purchased under the SSA) – granted to Celgene to acquire at a future date certain license rights to specified potential therapeutics programs that Prothena might further develop. Prothena is not obligated, and has not agreed to undertake research or development of any of those programs, but to the extent it does, Celgene has positioned itself on an exclusive basis – by making the $100 million upfront payment – to exercise options for US and then global licenses for the agreed upon exercise prices.

Celgene made the nonrefundable upfront payment to receive the option to potentially monetize programs which the Company believes may have considerable upside. However, if Prothena chooses not to pursue R&D activities or file an IND for the three potential programs, Celgene will not receive any goods or services from its upfront payment.

Another way to say this is that Celgene does not obtain control over any distinct goods or services unless and until it exercises one or more of its options. While Prothena may or may not conduct R&D activities on these programs, unless and until Celgene exercises an option, Celgene does not obtain control of the results of that R&D effort. Therefore, consistent with the response to Comment Number One above, while the Company does have a performance obligation (and therefore a liability under ASC 606), it is not an obligation to perform R&D activities but a material right to licenses if and when the options are exercised.

As a material right in accordance with ASC 606-10-55-46, the contract liability to which these material rights relate will only be derecognized when either the options expire or are exercised (and control of the underlying goods and services transferred). The Company believes it would be highly unusual and inconsistent with practice to allocate transaction price to an implied performance obligation for activities undertaken by an entity to provide access to an asset for evaluation purposes or to maintain or enhance an asset that is the

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

Confidential Treatment Requested by Prothena Corporation plc

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subject of an option, even when that option represents a material right. By way of comparison, the Company believes up-front payments to secure material rights to acquire commercial or developable property are common in the real estate industry. The Company does not believe the grantors of those material rights in their accounting analysis for those contracts are also concluding that they have performance obligations to provide access to the property for evaluation purposes or for activities they would otherwise undertake as the owner of the property to maintain and repair the property or enhance its value by, for instance, obtaining tenants before the option is exercised or expires. The Company believes a similar line of reasoning should be applied to our arrangement with Celgene.

Typically, implied promises for services that constitute performance obligations relate to assets that a customer already controls, such as extended warranties for physical products or post-contract customer support (PCS) for licensed software, and cannot relate to assets that the customer does not control or only may control in the future. While the Company may or may not conduct R&D activities on these programs, unless and until Celgene exercises one or more of its option, Celgene does not obtain control of any aspect of that R&D effort. While the Company believes there is no implied promise here and certainly not one that is a performance obligation, the Company also considered that if there were an implied promise it would neither be capable of being distinct nor distinct in the context of the contract. Because any R&D services performed by the Company would not convey control over the results of that R&D unless and until the related option is exercised because the R&D relates only to the value of the underlying license which can only be captured by the customer in the event the option to such license is exercised. Therefore, the Company believes any such implied R&D promise would need to be combined with the option to acquire a license. Because the R&D services do not convey control of a valuable asset by themselves and revenue attributable to the option to acquire a license to the underlying technology does not qualify for over time recognition, the Company believes the combined unit of account would not be recognized as revenue until control of the underlying license was conveyed or the option to purchase the license expired.

The Company believes this also is consistent with the transaction economics. [***] Celgene does not obtain control over the underlying assets unless and until it commits substantial additional funds by exercising the option. That is, the customer is willing to pay a relatively small fee now for potential access to a much more valuable program further into development. ASC 606 is clear that payments associated with options cannot be recognized as revenue until the option is exercised (and the underlying goods or services delivered) or the right expires.

3.

In your February 28, 2019 response, as part of your analysis of ASC 606 step 2, you identify a number of “Prothena Obligation(s)” and conclude they are not distinct performance obligations. Because a performance obligation consists of a distinct good or service or a bundle of goods and services that are distinct, it is not clear whether you are asserting that the items listed as “Prothena Obligation(s)” are not promised goods and services

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

Confidential Treatment Requested by Prothena Corporation plc

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Company Response:

The Company respectfully submits to the Staff the following analysis by the Company of the Agreement at contract inception in response to Comment Number Three:

Contractual Provision	Promise	Performance Obligation	Distinct	Material
Participation on JSC	Yes[1]	Yes[1]	NA1	No1

US Right/IND Option to obtain underlying US License and ancillary services	Yes	Yes[2]	Yes	Yes[2] – Material right

Global Right/Phase 1 Option to obtain underlying Global License and ancillary services	Yes	Yes[2]	Yes	Yes[2] – Material right

Limited Licenses	Yes	No	No3	No

US and Global License	No4	No2	NA7	NA

Development services subsequent to US Right/IND Option Exercise	No4,8	No2,8	NA7	NA

Development services subsequent to Global Right/ Phase 1 Option Exercise	No4,9	No2,9	NA7	NA

Delivery of manufactured compound	No4	No5	NA7	NA

Prosecution, maintenance and enforcement of patents	No6	No6	NA7	NA

Ancillary support including technology transfer	No4	No10	NA7	NA

[1]

The Company determined that its participation on the joint steering committee and its subcommittees (collectively, the “JSC”) represents a performance obligation; however, it is quantitatively and qualitatively immaterial in the context of the Agreement. Per ASC 606, an entity is not required to assess whether promised goods or services are distinct if they are immaterial. The JSC has limited governance responsibilities and essentially serves as a mechanism for the Company to communicate and discuss with Celgene any research activities that the Company decides, at its sole discretion, to undertake. Additionally, the Company’s responsibilities vis-à-vis the JSC operate only to ensure that Celgene remains informed and are substantively limited to making decisions regarding the research activities which the Company chooses to undertake at its sole discretion.

[2]

An entity only accounts for a customer option when it conveys a material right to the customer that it would not receive without entering into the contract. Because Celgene has the option to acquire additional goods and services at a discount to the standalone selling price for those goods and services and Celgene would not be able to obtain these services without entering into the contract, the options are deemed material rights. The material right is the performance obligation (US Right and Global Right), not the goods or services (US License and Global License and development services post-option exercise) that the customer can purchase by exercising the option.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

Confidential Treatment Requested by Prothena Corporation plc

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[3]

The limited licenses under Sections 7.1.1 and 7.1.2 of the Agreement (the “Limited Licenses”) are not distinct because Celgene cannot benefit from the licenses on its own in a way that generates economic benefits.

[4]	Promise is contingent upon option exercise.
[5]

Inventory supply to the extent requested by Celgene to be paid to Prothena by Celgene at a reasonable stand-alone selling price for such supply. Given that (i) there is substantial uncertainty about the development of the programs, (ii) the pricing for the inventory is at its standalone selling price, and (iii) the manufacturing services require the entity to transfer additional goods or services that are incremental to the goods and services provided prior to the resolution of the contingency, there is no material right. Therefore, the Company’s supply of product is not considered a performance obligation unless and until, requested by Celgene.

[6]

Prosecution, maintenance and enforcement of certain patents is an administrative activity, not a promised good or service, because it does not transfer goods or services to the customer. These types of activities do not benefit the customer beyond the access to the goods or services provided in the contract and relate to the entity’s own assets (see ASC 606-10-55-64A).

[7]	Not applicable because the concept of distinct only applies if an item is a promised good or service.
[8]

Any discovery, preclinical and clinical development activities performed by the Company are at the Company’s discretion and are not promised goods or services, and therefore are not considered performance obligations under ASC 606. Per the terms of the Agreement, the Company may conduct discovery activities to characterize, identify and generate antibodies to become collaboration candidates that target such Collaboration Target, and thereafter may pre-clinically develop collaboration candidates to identify lead candidates that target such Collaboration Target and file an IND with the U.S. Food and Drug Administration for a Phase 1 clinical trial for such lead candidates. Additionally, in the event that Celgene exercises the US Right for a program, the Company at its discretion may conduct further development activities through completion of Phase 1 clinical trial and to the extent that the Company, at its discretion, conducts such activities the Company will be responsible for the manufacture of collaboration product for use in the program.

[9]

Following the exercise of the Global Right, other than ancillary support including ongoing clinical trial support upon request by Celgene and regulatory support for such program, the Company is not expected to have outstanding development obligations under the Global License Agreement. If the parties mutually agree in writing that the Company or its affiliates will conduct any other specific development activities for Celgene for such program, then the Company must negotiate and enter into a separate services agreement with Celgene. Additional development activities so agreed to by the parties would not become performance obligations unless and until an agreement is entered into.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

Confidential Treatment Requested by Prothena Corporation plc

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[10]

The ancillary support such as technology transfer activities that become promises to Celgene subsequent to option exercise are contingent on the US Right and Global Right option exercise, respectively. There is no payment for these services and Celgene would not be able to obtain these services without entering into the Agreement. The ancillary support subsequent to any US Right option exercise or any Global Right option exercise is not a performance obligation because Celgene does not have any enforceable rights to require performance of the services without exercise of the US Right and Global Right options. These activities are insignificant relative to the value of the respective licenses transferred at the time of the exercise of the US Right and Global Right. Most of these activities are limited in nature given the one-time transfer of information to Celgene and are expected to occur in a relatively short period subsequent to any option exercise.

Please also see the Company’s letter to the Staff dated February 28, 2019 under the caption “Prothena’s Accounting under ASC 606” for additional details.

Contractual Provision	Promise	Performance Obligation	Distinct
Research and development prior to option exercises	No11	No11	NA12

Complete regulatory filing prior to option exercise	No11	No11	NA12

Manufacturing of Collaboration Candidates prior to option exercises	No11	No11	NA12

[11]

Performed at the Company’s discretion and as described in the Company’s letter to the Staff dated April 16, 2019 in response to Comment Number Three to the letter from the Staff dated April 3, 2019, there are no implied promises by the Company to Celgene for any such services.

[12]	Not applicable; the concept of distinct only applies if an item is a promised good or service.

•

or alternatively, if they are, how you complied with the requirement in ASC 606-10-25-22 that indicates that if a promised good or service is not distinct, an entity shall combine that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. Please provide further explanation to clarify.

Company Response:

Under ASC 606-10-25-22, there is a requirement to combine promised goods or services if not distinct with other “promised” goods or services that are distinct. The Company respectfully submits that, at inception of the Agreement, the only promised good or service

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

Confidential Treatment Requested by Prothena Corporation plc

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that is not distinct are the Limited Licenses, which were combined with the US Right and Global Right options. The Limited Licenses were not separately disclosed due to the immateriality of the Limited Licenses, which provides for limited use of certain technology with no ability to achieve economic benefit from the licenses.

4.

As a follow-up to the preceding comment, please identify for us the goods and services that Celgene can purchase by exercising the options. For example, are they limited to a license or do they also include, for example Phase 1 research and development services?

Company Response:

The Company respectfully advises the Staff that by exercising the options Celgene would receive the license and certain ancillary goods and services as described in more detail below. At the time of an option exercise, if it ever occurs, the Company would make an allocation between these items using the principles in ASC 606.

US Right (IND Option Exercise)

When Celgene exercises its US Right for a program, it is entitled to obtain the US License for such program. Per Section 2.1.1 of the agreed form of US License Agreement, from the effective date of the US License, Celgene will have the sole right (and shall solely control such activities, at its discretion), itself and/or with or through its affiliates, sublicensees or other third parties, to develop, manufacture and commercialize licensed antibodies and licensed products in the relevant program in the field in the United States. In such case, subject to certain exceptions, Prothena and its affiliates will not have any right to, and will not, conduct any development, manufacture or commercialization of any licensed antibodies or licensed products in the relevant program in the field in the U.S., outside of performing its obligations under the Agreement.

In addition to the grant of the US License after Celgene exercises its US Right for a program, Celgene is entitled to receive the following ancillary support from Prothena: technology transfer assistance and consultation to support transfer of US rights for such program; regulatory support for such program for the U.S.; safety data reporting activities; a right of reference and access to data from the program for regulatory filings; coordination of pharmacovigilance matters; transition supply, if requested by Celgene; contractual restrictions on Prothena’s development of competitive compounds (subject to certain exceptions); and [***].

The Company believes that the vast majority of the transaction price in the event of option exercise will be attributable to the US License and will not involve a material allocation of the transaction price to the ancillary services.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

Confidential Treatment Requested by Prothena Corporation plc

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Subsequent to the US Right exercise by Celgene, the Company has no obligation to perform further development activities and Celgene has the option to conduct all further development itself. Per the terms of the Agreement, the Company may conduct Phase 1 clinical studies after option exercise if the Company elects to do so. The Company will further evaluate whether Phase 1 clinical studies represent a performance obligation upon option exercise, at which point the Company believes the two parties will have reached an agreement on who will perform those activities. If those activities represent a performance obligation at the time of option exercise, they will be allocated a portion of the transaction price.

Furthermore, if Celgene exercises its US Right for a program, and if the parties mutually agree in writing that Prothena or its affiliates will conduct any other specific development activities for Celgene for such program, then Prothena must negotiate and enter into a separate services agreement with Celgene. Additional development activities agreed to by the parties would not become performance obligations unless and until an agreement is entered into.

Global Right (Phase 1 Option Exercise)

When Celgene exercises its Global Right for a program, it is entitled to obtain the Global License for such program. Per Section 2.1.1 of the agreed form of Global License Agreement, from the effective date of the Global License, Celgene will have the sole right (and shall solely control such activities, at its discretion), itself and/or with or through its affiliates, sublicensees or other third parties, to develop, manufacture and commercialize licensed antibodies and licensed products in the relevant program in the field worldwide. In such case, subject to certain exceptions, Prothena and its affiliates will not have any right to, and will not, conduct any development, manufacture or commercialization of any licensed antibodies or licensed products in the relevant program in the field worldwide, outside of performing its obligations under the Agreement.

In addition to the grant of the Global License after Celgene exercises the Global Right for a program, Celgene is entitled to receive the following ancillary support from Prothena: ongoing clinical trial support upon request by Celgene; transition supply, if requested by Celgene; regulatory support for such program; a right of reference and access to data from the program for regulatory filings; coordination of pharmacovigilance matters; contractual restrictions on Prothena’s development of competitive compounds (subject to certain exceptions); and [***].

The Company believes that the vast majority of the transaction price will be attributable to the Global License at the time of the Phase 1 option exercise and would not involve a material allocation of the transaction price to the ancillary services.

Compensation for the Company’s provision of inventory supply, to the extent requested by Celgene, would be paid to Prothena by Celgene at a reasonable stand-alone selling price for such supply. Given that (a) there is substantial uncertainty about the development of the programs, (b) the pricing for the inventory is at its standalone selling price, and (c) the

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

Confidential Treatment Requested by Prothena Corporation plc

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manufacturing services require the entity to transfer additional goods or services that are incremental to the goods and services provided prior to the resolution of the contingency, the Company’s supply of product is not a material right. Therefore, the inventory supply is not considered a performance obligation unless and until, requested by Celgene.

Furthermore, if Celgene exercises its Global Right for a program, and if the parties mutually agree in writing that Prothena or its affiliates will conduct any other specific development activities for Celgene for such program, then Prothena must negotiate and enter into a separate services agreement with Celgene. Additional development activities agreed to by the parties would not become performance obligations unless and until an agreement is entered into.

Please also reconcile for us the statements on page 19 of your February 28, 2019 response in your ASC 606 Step 5 analysis that (a) delivery of manufactured compound (clinical product supply); (b) complete regulatory filing of the IND; and (c) Phase 1 research and development activities are performance obligations with your ASC 606 Step 2 analysis described in your February 28, 2019 response and the proposed disclosure in your April 16, 2019 that indicates they are not performance obligations.

Company Response:

The Company respectfully acknowledges the Staff’s comment. As the Company stated in its February 28, 2019 response, (a) delivery of manufactured compound (clinical product supply), (b) filing of an IND, and (c) R&D activities pre-IND Option exercise are not performance obligations, for the reasons outlined in the Company’s Step 2 analysis. The Company’s Step 5 analysis was intended to outline the timing of revenue recognition for each of the types of deliverables in the license agreements subsequent to transfer and control the deliverables, i.e., after exercise of one or more of the options. Please refer to the Company’s response to Comment Number Three above for an explanation regarding the Company’s performance obligations under the Agreement. Please refer to the Company’s response to Comment Number Five below for an explanation regarding how these activities would be treated upon option exercise.

Additionally, the Company advises the Staff that the proposed disclosure set forth in the Company’s letter to the Staff dated April 16, 2019 conforms with the Company’s disclosures in its Quarterly Report on Form 10-Q for the period ended March 31, 2019 filed on May 7, 2019, which accurately states that (a) delivery of manufactured compound (clinical product supply), (b) filing of an IND, and (c) R&D activities pre-IND Option exercise are not performance obligations as the Company has no obligation to perform them and they may or may not be performed, in the Company’s sole discretion.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

Confidential Treatment Requested by Prothena Corporation plc

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5.	Please refer to the disclosure on Page 15 of your April 16, 2019 letter that discusses your allocation of the transaction price and

•	Tell us the consideration you gave to allocating the transaction price to each of the material rights based on their standalone selling prices at contract inception.

Company Response:

The Company respectfully advises the Staff that the Company allocated the total transaction price to the distinct performance obligations in the arrangement in accordance with ASC 606-10-32-29.

The US Right and Global Right for each program represent material rights to Celgene at the inception of the Agreement. The US Right and Global Right are the performance obligation, not the goods or services that the customer can purchase or receive by exercising an option.

At such point that the Company transfers control of goods or services to Celgene or when the option expires, the Company will use the continuation of the original contract approach set forth in FASB Transition Resource Group Memo No. 18. Under this approach, the Company will treat the consideration allocated to the material right as an addition to the transaction price for the goods or services underlying the contract option.

The relative standalone selling price method is based on the Company’s best estimate of the standalone selling price of the US Right and Global Right for each program based on the underlying US License or Global License and the development services for that program. In the absence of an observable standalone selling price, the best estimate of standalone selling price for the US License, Global License and subsequent development services underlying each option by program was based on an adjusted market assessment approach using a discounted cash flow model. The key assumptions used in the discounted cash flow model included the market opportunity for commercialization of each program in the U.S. or globally depending on the license, the probability of successfully developing and commercializing a given program target, the estimated remaining development costs for the respective program, the estimated time to commercialization of the drug for that program and a discount rate.

•

Refer us to the ASC 606 guidance upon which you relied to allocate the transaction price to each program using a relative fair value method and in turn allocation of the transaction price per program to each underlying performance obligation using the relative standalone selling price method.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

Confidential Treatment Requested by Prothena Corporation plc

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Company Response:

The Company respectfully advises the Staff, as discussed in the Company’s response above to Comment Number Five, the Company believes its allocation approach is consistent with a relative standalone selling price allocation. In the absence of observable standalone sales of the options, the Company needed to estimate the price to be charged using another method. As discussed above, the Company utilized an adjusted market assessment approach using a discounted cash flow method because of the complexity of these arrangements and the absence of observable prices for these unique rights.

ASC 606 does not prescribe a single method to estimate standalone selling prices but rather requires entities to come to an appropriate estimate based on the facts and circumstances. ASC 606-10-32-33 requires that an entity use all available information in deriving an estimate of standalone selling price, while ASC 606-10-32-34 identifies certain possible approaches. The Company believes its discounted cash flow approach is consistent with an adjusted market approach because the discounted cash flows are what a counterparty would use in determining how much it would be willing to pay for an optional right to obtain a license. Similarly, in determining the amount for which the Company would sell such a right, the Company considered the same assumptions outlined above.

6.	Please propose further revisions to your disclosure to:

•

Distinguish between promises and performance obligations. For example, your proposed disclosure refers to there being no “distinct performance obligations,” whereas ASC 606-10-25-14 refers to evaluating whether each promised good or service or bundle of promised goods and services is distinct. If promises in your arrangement are not distinct, propose revisions to clarify the result of your application of ASC 606-10-25-22.

Company Response:

The Company respectfully advises the Staff that to clarify disclosures in its future filings, the Company plans to include the revised descriptions in the notes to its consolidated financial statements (bolded and underlined language are additions to the previous disclosure) as shown in Exhibit A attached to this letter.

•

Clarify within your recognition policy describing the deferral of the transaction price how your reference to “the termination of the Collaboration Agreement” relates to the timing of expiration of the material right(s). See ASC 606-10-55-42. We note that each option must be exercised upon filing the IND, but it is not clear when each exercise period expires in relation to “the termination of the Collaboration Agreement.”

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

Confidential Treatment Requested by Prothena Corporation plc

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Company Response:

The Company respectfully advises the Staff, that each option “may” be exercised. Below are the relevant sections of the agreement that cover this point.

Per Section 3.1.3(a) of the Agreement, on a program-by-program basis, during the applicable IND option term (which is generally sixty days after the date on which Prothena delivers to Celgene the first complete data package for an IND that was filed for a lead candidate from the relevant program), Celgene will have the right, but not the obligation, to exercise the IND option for such program at its sole discretion by delivering written notice of such exercise to Prothena prior to the end of the IND option term.

Per Section 3.1.3(b) of the Agreement, on a program-by-program basis, during the applicable Phase 1 option term, Celgene will have the right, but not the obligation, to exercise the Phase 1 option for such program at its sole discretion by delivering written notice of such exercise to Prothena prior to the end of the Phase 1 option term.

The Company respectfully advises the Staff that to clarify disclosures in its future filings, the Company plans to include the revised descriptions regarding when the exercise period expires in the notes to its consolidated financial statements (bolded and underlined language are additions to the previous disclosure) as shown in Exhibit A attached to this letter.

* * * * *

Please contact Karin Walker (at 650-615-2119 or karin.walker@prothena.com) or John C. Williams of Latham & Watkins LLP (at 650-470-4887 or john.williams@lw.com) if you have questions regarding the foregoing responses to the Staff’s comments.

Sincerely,

/s/ Tran B. Nguyen

Tran B. Nguyen

Chief Operating Officer and Chief Financial Officer

Attachment (Exhibit A)

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

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cc:	Karin L. Walker, Chief Accounting Officer and Controller

Bill Homan, Chief Legal Officer and Company Secretary

David Rae, KPMG LLP

Brian Fields, KPMG LLP

Brian Allen, KPMG LLP

Kathleen Wells, Latham & Watkins LLP

John Williams, Latham & Watkin LLP

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

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EXHIBIT A

7.	Significant Agreements

Celgene Collaboration Agreement

Overview

On March 20, 2018, the Company, through its wholly owned subsidiary Prothena Biosciences Limited, entered into a Master Collaboration Agreement (the “Collaboration Agreement”) with Celgene Switzerland LLC (“Celgene”), a subsidiary of Celgene Corporation, pursuant to which Prothena granted to Celgene a right to elect in its sole discretion to exclusively license rights both in the U.S. (the “US Rights”) and on a global basis (the “Global Rights”), with respect to the Company’s programs to develop and commercialize antibodies targeting Tau, TDP-43 and an undisclosed target (the “Collaboration Targets”). For each such program, Celgene may exercise its US Rights at the IND filing, and if it so exercises such US Rights would also have a right to expand the license to Global Rights. If Celgene exercises its US Rights for a program, then following the first to occur of (a) completion by the Company, in its discretion and at its cost, of Phase 1 clinical trials for such program or (b) the date on which Celgene elects to assume responsibility for completing such Phase 1 clinical trials (at its cost), Celgene would have decision making authority over development activities and all regulatory, manufacturing and commercialization activities in the U.S.

The Collaboration Agreement provided for Celgene making an upfront payment to the Company of $100.0 million, which was received in April 2018, plus future potential license exercise payments and regulatory and commercial milestones for each program under the Collaboration Agreement, as well as royalties on net sales of any resulting marketed products. In connection with the Collaboration Agreement, the Company and Celgene entered into a Share Subscription Agreement on March 20, 2018, under which Celgene subscribed to 1,174,536 of the Company’s ordinary shares for a price of $42.57 per share, for a total of approximately $50.0 million.

Celgene US and Global Rights and Licenses

On a program-by-program basis, following the Company’s filing of an IND application for any of the Company’s three collaboration programs to Celgene, Celgene may elect in its sole discretion to exercise its US Rights to receive an exclusive license to develop, manufacture and commercialize antibodies targeting the applicable Collaboration Target in the U.S. (the “US License”). If Celgene exercises its US Rights for a collaboration program, it is obligated to pay the Company an exercise fee of approximately $80.0 million per program. Thereafter, following the first to occur of (a) completion by the Company, in its discretion and at its cost, of Phase 1 clinical trials for such program or (b) Celgene’s election to assume responsibility to complete such Phase 1 clinical trials (at its cost), Celgene would have the sole right to develop, manufacture and commercialize antibody products targeting the relevant Collaboration Target for such program (the “Collaboration Products”) in the U.S.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

Confidential Treatment Requested by Prothena Corporation plc

PRTA-15

On a program-by-program basis, following completion of a Phase 1 clinical trial for a collaboration program for which Celgene has previously exercised its US Rights, Celgene may elect in its sole discretion to exercise its Global Rights with respect to such collaboration program to receive a worldwide, exclusive license to develop, manufacture and commercialize antibodies targeting the applicable Collaboration Target (the “Global License”). If Celgene exercises its Global Rights, Celgene would be obligated to pay the Company an additional exercise fee of $55.0 million for such collaboration program. The Global Rights would then replace the US Rights for that collaboration program, and Celgene would have decision making authority over developing, obtaining and maintaining regulatory approval for manufacturing and commercializing the Collaboration Products worldwide.

After Celgene’s exercise of Global Rights for a collaboration program, the Company is eligible to receive up to $562.5 million in regulatory and commercial milestones per program. ~~For obtaining~~Following an exercise by Celgene of either US Rights or Global Rights for such collaboration program ~~by Celgene~~, the Company will also be eligible to receive tiered royalties on net sales of Collaboration Products ranging from high single digit to high teen percentages, on a weighted average basis depending on the achievement of certain net sales thresholds. Such exercise fees, milestones and royalty payments are subject to certain reductions as specified in the Collaboration Agreement, the agreement for US Rights and the agreement for Global Rights.

Celgene will continue to pay royalties on a Collaboration Product-by-Collaboration Product and country-by-country basis, until the latest of (i) expiration of certain patents covering the Collaboration Product, (ii) expiration of all regulatory exclusivity for the Collaboration Product, and (iii) an agreed period of time after the first commercial sale of the Collaboration Product in the applicable country (the “Royalty Term”).

Term and Termination

The research term under the Collaboration Agreement continues for a period of six years, which Celgene may extend for up to two additional 12-month periods by paying an extension fee of $10.0 million per extension period. The term of the Collaboration Agreement continues until the last to occur of the following: (i) expiration of the research term; (ii) expiration of all US Rights terms; and (iii) expiration of all Global Rights terms.

The term of any US License or Global License would continue on a Licensed Product-by-Licensed Product and country-by-country basis until the expiration of all Royalty Terms under such agreement.

The Collaboration Agreement may be terminated (i) by either party on a program-by-program basis if the other party remains in material breach of the Collaboration Agreement following a cure period to remedy the material breach, (ii) by Celgene at will on a program-by-program basis or in its entirety, (iii) by either party, in its entirety, upon insolvency of the other party, or (iv) by Prothena, in its entirety, if Celgene challenges a patent licensed by Prothena to Celgene under the Collaboration Agreement.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

Confidential Treatment Requested by Prothena Corporation plc

PRTA-16

Share Subscription Agreement

Pursuant to the terms of the Collaboration Agreement, the Company entered into a Share Subscription Agreement (the “SSA”) with Celgene, pursuant to which the Company issued, and Celgene subscribed for, 1,174,536 of the Company’s ordinary shares (the “Shares”) for an aggregate subscription price of approximately $50.0 million, pursuant to the terms and conditions thereof.

Under the SSA, Celgene is subject to certain transfer restrictions. In addition, Celgene will be entitled to request the registration of the Shares with the U.S. Securities and Exchange Commission on Form S-3ASR or Form S-3 following termination of the transfer restrictions if the Shares cannot be resold without restriction pursuant to Rule 144 promulgated under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Collaboration Accounting

The Collaboration Agreement was evaluated under ASC 808, Collaborative Agreements. At the outset of the Collaboration Agreement, the Company concluded that it does not qualify as collaboration under ASC 808 because the Company does not share significant risks due to economics of the collaboration.

Performance Obligations

The Company assessed the Collaboration Agreement and concluded that it represented a contract with a customer within the scope of ASC 606. Per ASC 606, a performance obligation is defined as a promise to transfer a good or service or a series of distinct goods or services. At inception of the Collaboration Agreement, the Company ~~concluded that it does not have material distinct performance obligations as the Company~~ is not obligated to transfer the US License or Global License to Celgene unless Celgene exercises its US Rights or Global Rights, respectively, and the Company is not obligated to perform development activities under the development plan during preclinical and Phase 1 clinical trials including the regulatory filing of the IND.

The discovery, preclinical and clinical development activities performed by the Company are to be performed at the Company’s discretion and are not promised goods or services and therefore are not considered ~~distinct~~ performance obligations under ASC 606. Per the terms of the Collaboration Agreement, the Company may conduct discovery activities to characterize, identify and generate antibodies to become collaboration candidates that target such Collaboration Target, and thereafter may pre-clinically develop collaboration candidates to identify lead candidates that target such Collaboration Target and file an IND with the U.S. Food and Drug Administration (the “FDA”) for a Phase 1 clinical trial for such lead candidates.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

Confidential Treatment Requested by Prothena Corporation plc

PRTA-17

The Company is not obligated to perform manufacturing activities. Per the terms of the Collaboration Agreement, to the extent that the Company, at its discretion, conducts a program, the Company shall be responsible for the manufacture of collaboration candidates and collaboration products for use in such program, as well as the associated costs. Delivery of manufactured compound (clinical product supply) is not deemed a performance obligation under ASC 606 as the Company is not obligated to transfer supply of collaboration product to Celgene unless Celgene exercises its right to participate in the Phase 1 development.

~~The options to acquire the US License and the Global License for each program will become performance obligation only if and when Celgene chooses to exercise its options for those licenses if those options become available to exercise in the future.~~

Compensation for the Company’s provision of inventory supply, to the extent requested by Celgene would be paid to Prothena by Celgene at a reasonable stand-alone selling price for such supply. Given that (i) there is substantial uncertainty about the development of the programs, (ii) the pricing for the inventory is at its standalone selling price and (iii) the manufacturing services require the entity to transfer additional goods or services that are incremental to the goods and services provided prior to the resolution of the contingency, the Company’s supply of product is not a material right. Therefore, the inventory supply is not considered a performance obligation unless and until, requested by Celgene.

In addition to the grant of the US License after Celgene exercises its US Rights for a program, Celgene is entitled to receive certain ancillary development services from the Company, such as technology transfer assistance, regulatory support, safety data reporting activities and transition supply, if requested by Celgene.

In addition to the grant of the Global License after Celgene exercises the Global Rights for a program, Celgene is entitled to receive certain ancillary development services from Prothena, such as ongoing clinical trial support upon request by Celgene, transition supply, if requested by Celgene, and regulatory support for coordination of pharmacovigilance matters.

The Company evaluated the potential obligations to transfer the US Licenses and Global Licenses and performance of the ancillary development services subsequent to exercise of the US Rights and Global Rights, if the options are exercised by Celgene, under ASC 606-10-55-42 and 55-43 to determine whether the US Rights or the Global Rights provided Celgene a “material right” and concluded that Celgene’s options to exercise its US Rights and Global Rights represented “material rights” to Celgene that it would not have received without entering into the Agreement.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

Confidential Treatment Requested by Prothena Corporation plc

PRTA-18

There are a total of six options including US Rights and Global Rights to acquire a US License and a Global License, respectively, and rights to request certain development services (following exercise of the US Rights and Global Rights, respectively) for each of the three programs. Per ASC 606, the US Rights and Global Rights are material rights and therefore are performance obligations. The goods and services underlying the options are not accounted for as separate performance obligations, but rather become performance obligations, if and when, an option is exercised.

Transaction Price

According to ASC 606-10-32-2, the transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (for example, some sales taxes). The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. Factors considered in the determination of the transaction price included, among other things, estimated selling price of the license and costs for clinical supply and development costs.

The initial transaction price under the Collaboration Agreement, pursuant to ASC 606, was $110.2 million, including the $100.0 million upfront payment and $10.2 million premium on the ordinary shares purchased under the SSA.

~~The Company evaluated the potential obligations to transfer the US Licenses and Global Licenses to Celgene under ASC 606-10-55-42 and 55-43 to determine whether it gave Celgene a “material right” and concluded that Celgene’s options to exercise its US Rights or Global Rights represented a “material right” to Celgene that it would not have received without entering into the Collaboration Agreement. However, the obligations to transfer the US Licenses and Global Licenses to Celgene were not considered performance obligations at the outset of the Collaboration Agreement under ASC 606, and will become performance obligations only if and when Celgene chooses to exercise its options.~~

~~In addition, t~~The Company did not include the option fees in the initial transaction price because such fees are ~~variable consideration that~~ contingent on the options to the US Rights and the Global Rights being exercised. Upon the exercise of the US Rights and the Global Rights for a program, the Company will have the obligation to deliver the US License and Global License and provide certain development services if requested by Celgene, subsequent to its exercise of the US Rights and Global Rights, respectively, for such program. The Company will include the option fees in the transaction price at ~~a~~the point in time ~~when the Company can conclude that it is probable that a significant revenue reversal will not occur~~a material right is exercised. In addition, the Company did not include in the initial transaction price certain clinical and regulatory milestone payments since they relate to licenses for which Celgene has not yet exercised its option to obtain and these variable considerations are constrained due to the likelihood of a significant revenue reversal.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

Confidential Treatment Requested by Prothena Corporation plc

PRTA-19

At the inception of the Collaboration Agreement, the Company did not transfer any goods or services to Celgene that are material. Accordingly, the Company has concluded that the initial transaction price will be recognized as contract liability and will be deferred until the Company transfers control of goods or services to Celgene (which would be when Celgene exercises the US Right or Global Right and receives control of the US L~~l~~icense or Global License for at least one of the programs), or when the IND Option term expires if Celgene does not exercise the US Right (which is generally sixty days after the date on which Prothena delivers to Celgene the first complete data package for an IND that was filed for a lead candidate from the relevant program), or when the Phase 1 Option term expires if Celgene does not exercise the Global Right (which is generally ninety days after the date on which Prothena delivers to Celgene the first complete data package for a Phase 1 clinical trial for a lead candidate from the relevant program) or at the termination of the Collaboration Agreement, whichever occurs first. At such point that the Company transfers control of goods or services to Celgene~~, the total transaction price will be allocated by first applying the fair value for each program, relative to the other programs, on the assumption that each program process to the point that Celgene could exercise its US Rights, to arrive at a transaction price per program, and then allocating each such transaction price per program to each of the Company’s performance obligations on a relative standalone selling price basis~~or when the option expires, the Company will recognize revenue as a continuation of the original contract. Under this approach, the Company will treat the consideration allocated to the material right as an addition to the consideration for the goods or services underlying the contract option.

~~The relative settling price method is based on the Company’s best estimate of the selling price of the respective US License or Global License for that program.~~At inception of the Collaboration Agreement, the Company estimated the standalone selling price for each performance obligation (i.e., the US Rights and Global Rights by program). The ~~best~~ estimate of standalone selling price for the US ~~License~~Rights and Global ~~License~~Rights by program was based on the adjusted market assessment approach using a discounted cash flow model. The key assumptions used in the discounted cash flow model ~~used to determine the best estimate of selling price for the US License and Global License~~included the market opportunity for commercialization of each program in the U.S. or globally depending on the license, the probability of successfully developing and commercializing a given program target, the estimated remaining development costs for the respective program, ~~and~~ the estimated time to commercialization of the drug for that program and a discount rate.

Significant Payment Terms

The upfront payment of $100.0 million was due within ten business days after the effective date of the Collaboration Agreement and was received in April 2018, while all option fees and milestone payments are due within 30 days after the achievement of the relevant milestone by Celgene or receipt by Celgene of an invoice for such an amount from the Company.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

Confidential Treatment Requested by Prothena Corporation plc

PRTA-20

The Collaboration Agreement does not have a significant financing component since a substantial amount of consideration promised by Celgene to the Company is variable and the amount of such variable consideration varies based upon the occurrence or nonoccurrence of future events that are not within the control of either Celgene or the Company. Variable considerations related to clinical and regulatory milestone payments and option fees are constrained due to the likelihood of a significant revenue reversal.

Milestone and Royalties Accounting

The Company is eligible to receive milestone payments of up to $90.0 million per program upon the achievement of certain specified regulatory milestones and milestone payments of up to $375.0 million per program upon the achievement of certain specified commercial sales milestones under the US License for such program. The Company is also eligible to receive milestone payments of up to $187.5 million per program upon the achievement of certain specified regulatory milestones and milestone payments of up $375.0 million per program upon the achievement of certain specified commercial sale milestones under the Global License for such program. Milestone payments are evaluated under ASC Topic 606. Factors considered in this determination included scientific and regulatory risk that must be overcome to achieve each milestone, the level of effort and investment required to achieve the milestone, and the monetary value attributed to the milestone. Accordingly, the Company estimates payments in the transaction price based on the most likely approach, which considers the single most likely amount in a range of possible amounts related to the achievement of these milestones. Additionally, milestone payments are included in the transaction price only when the Company can conclude it is probable that a significant revenue reversal will not occur in future periods.

The Company excluded the milestone payments and royalties in the initial transaction price because such payments are considered to be variable considerations with constraint. Such milestone payments and royalties will be recognized as revenue at a point in time when the Company can conclude it is probable that a significant revenue reversal will not occur in future periods.

The Company did not achieve any clinical and regulatory milestones under the Collaboration Agreement during the ~~three~~six months ended ~~March 31~~June 30, 2019.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

Confidential Treatment Requested by Prothena Corporation plc

PRTA-21